United States securities and exchange commission logo





                              October 11, 2023

       Hermann Luebbert
       Chief Executive Officer
       Biofrontera Inc.
       120 Presidential Way, Suite 330
       Woburn, MA 01801

                                                        Re: Biofrontera Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2023
                                                            File No. 333-274871

       Dear Hermann Luebbert:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed October 5, 2023

       Cover Page

   1. Please revise your cover page to disclose the date the offering will end. Refer to
                                                        Item 501(b)(8)(iii) of
Regulation S-K for guidance.


               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Hermann Luebbert
Biofrontera Inc.
October 11, 2023
Page 2

       Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any questions.



                                                        Sincerely,
FirstName LastNameHermann Luebbert
                                                        Division of Corporation
Finance
Comapany NameBiofrontera Inc.
                                                        Office of Life Sciences
October 11, 2023 Page 2
cc:       Andrew J. Terjesen, Esq.
FirstName LastName